Exhibit 99.1

Canadian Solar Completes Sale of 3 Utility-Scale Solar Plants to Fengate Real Asset Investments

GUELPH, Ontario, Canada, February 6, 2017 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that it has completed the sale of the outstanding shares of 3 utility-scale solar farm holding companies, SSM 1 Solar ULC, SSM 2 Solar ULC, and SSM 3 Solar ULC, totaling 59.8 MW AC (“SSM Portfolio”) to Fengate SSM Holdco LP, an affiliate of Fengate Real Asset Investments (“Fengate”) for over CAD257 Million (USD195.32 Million).  The transaction was closed on February 1, 2017 and the Company expects to recognize the difference between the sales proceeds and the book value of the projects under ‘Other income (expenses)’ in the income statement for the first quarter of 2017.

The SSM Portfolio is located in Sault Ste. Marie, Ontario, Canada. As part of the deal, Fengate will take over the outstanding debt from Norddeutsche Landesbank Girozentrale and Canadian Solar will provide operations and maintenance services and asset management services.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, commented, “We are delighted to announce the successful sale of 3 additional solar power plants. To this point, we have sold all of our operating plants of 100 MWdc in Canada, including the BeamLight and Alfred projects sold in December 2016.  We value our partnership with Fengate and look forward to deepening our cooperation while we continue to monetize our solar power plants in other countries.”

“The Sault St. Marie solar portfolio is fully-contracted with a strong operating record,” stated George Theodoropoulos, Fengate’s Managing Director of Infrastructure for North America. “Fengate and its investors will benefit from this new relationship with Canadian Solar, an experienced and reputable developer and operator that has extensive knowledge of the solar industry.”

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 16 years, Canadian Solar has successfully delivered over 17 GW of premium quality modules to over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

About Fengate Real Asset Investments

Fengate is a real asset investment firm that specializes in investment funds with a strategic focus on infrastructure, real estate and private equity. The firm has over $2.9 billion in assets under management with significant experience in Public-Private Partnerships, independent power projects, operating infrastructure assets and real estate developments. Fengate targets high quality investments across North America, Europe and Australia. Fengate has been one of “Canada’s Best Managed Companies” since 2007.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future results, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; cancelation of utility-scale feed-in-tariff contracts in Japan; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 20, 2016. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.